UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

Suite 800, 333 Seymour Street
Vancouver, British Columbia, V6B 5A6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Period Ended September 30, 2014
99.2	Management’s Discussion and Analysis for the Period Ended September 30, 2014
99.3	Form 52-109F2 Certification Of Interim Filings - CEO
99.4	Form 52-109F2 Certification Of Interim Filings - CFO
99.5	News Release dated November 5, 2014 -Great Panther Silver Reports Third Quarter 2014 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim Zadra
Jim Zadra
Chief Financial Officer & Corporate Secretary

Date: November 5, 2014